UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 10, 2023

Apeiron Capital Investment Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41030	86-1963522
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

175 Federal Street, Suite 875

Boston, Massachusetts 02110

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (617) 279-0045

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant	APNU	None

Shares of Class A common stock included as part of the units	APN	None

Redeemable warrants included as part of the units	APNW	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Exchange Act of 1934 (“Exchange Act”). ☐

Item 1.01 Entry Into A Material Definitive Agreement Business

Amendment No. 1

On May 10, 2023, Apeiron Capital Investment Corp., a Delaware corporation (“Apeiron”), GIO World Health, Ltd., a private company formed under the laws of England and Wales (the “Company”), and certain other parties entered into that certain Amendment No. 1 to Business Combination Agreement (the “Amendment”). The Amendment amends certain provisions of that certain Business Combination Agreement, dated as of March 8, 2023 (as amended by the Amendment and as may be further amended, restated and/or supplemented in accordance with its terms, the “Agreement”), by and among (i) Apeiron, (ii) the Company, (iii) Apeiron Capital Sponsor, LLC, a Delaware limited liability company, in the capacity as the representative from and after the Closing for the stockholders of the Purchaser (other than the Sellers and their respective successors and assigns) in accordance with the terms and conditions of the BCA (the “Purchaser Representative”), (iv) each of the shareholders of the Company that are named on Annex I to the Agreement (collectively, the “Sellers”), and (v) Deven Patel, in the capacity as the representative for the Sellers in accordance with the terms and conditions of the Agreement (the “Seller Representative”), for a proposed business combination among the parties (the “Proposed Transaction”). Capitalized terms used and not otherwise defined in this Current Report on Form 8-K have the meanings given to them in the Agreement.

The Amendment (i) amends the definition of a “National Exchange” that Apeiron’s shares must be listed on as a condition to closing to include, in certain circumstances, a trading marketplace operated by OTC Markets Group Inc.; (ii) makes certain clarifying changes to the calculation of the Exchange Consideration, the treatment of treasury shares in the Proposed Transaction and certain other matters; and (iii) makes certain other adjustments to covenants of the Company relating to the “Company Restructuring,” as defined in the Agreement. Other than as expressly modified pursuant to the Amendment, the Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Apeiron on March 14, 2023, remains in full force and effect.

The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

Promissory Note

On April 5, 2023, Apeiron issued a promissory note (the “Note”) in the principal amount of up to $250,000 to SIA Ventures, LLC. The Note was issued in connection with advances that SIA Ventures, LLC may make in the future to Apeiron for working capital expenses. The Note bears no interest and is due and payable (a) upon Apeiron’s consummation of a business combination and (b) on the date of the liquidation of Apeiron. The foregoing description is qualified in its entirety by reference to the Note, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The Promissory Note disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding GIO and the Proposed Transaction and the future held by the respective management teams of Apeiron or GIO, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of GIO and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Apeiron’s public stockholders and the products and markets and expected future performance and market opportunities of GIO These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Apeiron’s securities, (ii) the risk that the Proposed Transaction may not be completed by Apeiron’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Apeiron, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the requirement that the definitive agreement related to the Agreement and the transactions contemplated thereby be approved by the stockholders of Apeiron and by the stockholders of GIO, respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on GIO's business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of GIO, (viii) the outcome of any legal proceedings that may be instituted against GIO or against Apeiron related to the Agreement or the Proposed Transaction, (ix) the ability of Apeiron’s securities to once again become listed on a national securities exchange, (x) changes in the competitive market in which GIO operates, variations in performance across competitors, changes in laws and regulations affecting GIO's business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of GIO to achieve its business and customer growth, and (xiv) the ability of GIO to enforce its current or future intellectual property, along with potential claims of infringement by GIO of the intellectual property rights of others. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Apeiron’s initial public offering prospectus filed with the SEC on November 10, 2021, Apeiron’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Apeiron with the SEC, the Registration Statement to be filed by Apeiron in connection with the Proposed Transaction and other documents filed or to be filed by Apeiron from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither GIO nor Apeiron assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither GIO nor Apeiron gives any assurance that either GIO or Apeiron, or the combined company, will achieve its expectations.

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Participants in the Solicitation

Apeiron, GIO and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Apeiron’s stockholders in connection with the Proposed Transaction. Apeiron’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Apeiron executive officers and directors in the solicitation by reading Apeiron’s final prospectus filed with the SEC on November 10, 2021 in connection with Apeiron’s initial public offering (“IPO”), Apeiron’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Apeiron’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or an exemption therefrom.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Apeiron and GIO in connection with the transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Apeiron derived entirely from Apeiron and all information relating to the business, past performance, results of operations and financial condition of GIO derived entirely from GIO No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Apeiron or GIO, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of GIO has been derived, directly or indirectly, exclusively from GIO and has not been independently verified by Apeiron. Neither the independent auditors of Apeiron nor the independent auditors of or GIO audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 1 to Business Combination Agreement, dated as of March 8, 2023, by and among Apeiron Capital Investment Corp., Apeiron Capital Sponsor, LLC, GIO World Health Limited, Deven Patel, and the Sellers party thereto.

10.1	Promissory Note issued to Apeiron Capital Investment Corp., dated April 5, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Apeiron Capital Investment Corp.

By:	/s/ Joel Shulman
	Name:	Joel Shulman
	Title:	Chief Executive Officer

Dated: May 10, 2023

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